Thermon Group Holdings, Inc.
100 Thermon Drive
San Marcos, Texas 78666

July 28, 2017
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Tim Buchmiller

Re:	Thermon Group Holdings, Inc.
Registration Statement on Form S-3 (File No. 333-218848)

Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Thermon Group Holdings, Inc. (the “Company”) hereby respectfully requests that its Registration Statement on Form S-3 (File No. 333-218848) be declared effective at 4:00 p.m., Eastern Time, on August 1, 2017, or as soon thereafter as practicable.
Please contact Michael Heinz of Sidley Austin LLP, counsel to the Company, at (312) 853-2071 with any questions regarding the foregoing and to orally confirm the effectiveness of the Registration Statement.
Very truly yours,
THERMON GROUP HOLDINGS, INC.

By: /s/ Bruce Thames
Name: Bruce Thames
Title: President and Chief Executive Officer